Exhibit (a)(1)

	Gehl Company	Tel: 262/334-9461
	143 Water Street	Fax: 262/334-7517
	P.O. Box 179	http://www.gehl.com
West Bend, WI 53095-0179
USA
Contact: William D. Gehl Chairman and Chief Executive Officer 262-334-9461
News Release

GEHL COMPANY ANNOUNCES AGREEMENT TO BE ACQUIRED BY MANITOU BF S.A. FOR $30 PER SHARE

WEST BEND, WISCONSIN, September 8, 2008 – Gehl Company (NASDAQ GSM: GEHL) today announced that it had signed a definitive agreement to be acquired for $30 per share by its largest shareholder, Manitou BF S.A., a manufacturer and distributor of material handling equipment headquartered in France. The transaction, with an aggregate enterprise value of approximately $450 million, will be effected through a tender offer for all outstanding shares of Gehl by a Manitou subsidiary, Tenedor Corporation, followed by a second step, cash-out merger. The all-cash $30 per share purchase price reflects a 120% premium over the Company’s closing price on September 5, 2008. It is expected that the current management team will be retained following the transaction.

William D. Gehl, Chairman and Chief Executive Officer of the Company, commented, “We are pleased to announce the next step in the evolution of Gehl Company toward becoming a more significant player in the global compact equipment marketplace. The combination of Gehl and Manitou offers a substantial value to our shareholders today while affording our dealers and employees with future opportunities for continued success.”

The definitive agreement provides that the tender offer, which commences today, will remain open until 5:00 p.m., New York City time, on October 20, 2008, unless extended. Any extension would be announced no later than 9:00 a.m., New York City time, on the first business day after the previously scheduled expiration. The completion of the tender offer is subject to the satisfaction of various conditions, including the valid tender of shares representing two-thirds of the Company’s outstanding common stock on a fully diluted basis and the receipt of applicable regulatory approvals. Assuming that the tender offer is successfully completed, shares not tendered will be cashed out in a second step merger at the same $30 per share. The definitive agreement contains customary terms and conditions, including the Company’s right to terminate the agreement to accept a superior offer. In the event of a

GEHL COMPANY ANNOUNCES AGREEMENT

TO BE ACQUIRED BY MANITOU BF S.A.

September 8, 2008

termination to allow the Company to accept a superior offer, and subject to the Company’s payment of a termination fee of $14 million, Manitou would be obligated to tender its shares into the superior offer. Manitou currently owns approximately 14.40% of the Company’s outstanding stock. Manitou’s Chief Executive Officer, Marcel-Claude Braud, is a director of the Company but did not participate in deliberations of the Company’s board of directors concerning the tender offer.

Foley & Lardner LLP served as legal counsel to the Company, and Robert W. Baird & Co. Incorporated served as the Company’s financial advisor.

About Gehl Company

Gehl Company (Nasdaq GSM: GEHL) is a manufacturer of compact equipment used worldwide in construction and agricultural markets. Founded in 1859, the Company is headquartered in West Bend, Wis. The Company markets its products under the Gehl ® and Mustang ® brand names.

About Manitou BF S.A.

Manitou BF S.A., headquartered in France, engages in the design, manufacture and distribution of material handling equipment serving the construction, agriculture and industrial sectors. With its 23 manufacturing and distribution subsidiaries, the Manitou Group is a global leader in rough terrain equipment (all-wheel-steer loaders and telescopic handlers).

Forward Looking Statements

The Company intends that certain matters discussed in this release are “forward-looking statements” intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are forward-looking statements. These forward-looking statements are not guarantees of future results and are subject to certain risks, uncertainties, assumptions and other factors, some of which are beyond the Company’s control that could cause actual results to differ materially from those anticipated as of the date of this release. Factors that could cause such a variance include, but are not limited to, those risk factors cited in the Company’s filings with the Securities and Exchange Commission; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; the outcome of any legal proceedings that may be instituted against the Company, Manitou and others following announcement of the merger agreement; and the inability to complete the tender offer or second step merger due to the failure to satisfy the conditions to the offer and the merger. The Company can give no assurance that any of the transactions related to the tender offer will be completed or that the conditions to the tender offer and the merger will be satisfied The Company undertakes no obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information

Today the tender offer formally commences, and the Offer to Purchase is being mailed to shareholders of Gehl today. The information contained herein is neither an offer to purchase nor a solicitation of an offer to sell shares of Gehl Company. Manitou BF S.A. and Tenedor Corporation have filed a Tender Offer Statement and a Rule 13e-3 Transaction Statement on Schedule TO containing an offer to purchase, forms of letters of transmittal and other documents relating to the tender offer and the merger, and Gehl Company has filed a Solicitation/Recommendation Statement on Schedule 14D-9 and a Rule 13e-3 Transaction Statement on Schedule 13E-3 with respect to the tender offer and the merger.

GEHL COMPANY ANNOUNCES AGREEMENT

TO BE ACQUIRED BY MANITOU BF S.A.

September 8, 2008

Manitou BF S.A. and Tenedor Corporation are mailing the Offer to Purchase, the Schedule 14D-9, the letter of transmittal and selected materials to the shareholders of Gehl Company today. These documents filed by Manitou, Tenedor Corporation and Gehl contain important information about the tender offer and shareholders of Gehl Company are urged to read carefully both these documents and documents that will be filed in the future by Manitou, Tenedor Corporation and Gehl with the Securities and Exchange Commission in connection with the tender offer and the merger. Shareholders of Gehl Company may obtain a free copy of these documents at www.gehl.com, and the website maintained by the Securities and Exchange Commission at http://www.sec.gov.

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